Exhibit 99.1

ALTAGAS TO HOST 2021 Investor day

Calgary, Alberta (November 29, 2021)

AltaGas Ltd. ("AltaGas" or the “Company”) (TSX: ALA) will host an Investor Day on Wednesday, December 15, 2021. The event will be held virtually via webcast from Calgary, Alberta. Members of AltaGas’ executive team will provide updates on the Company’s corporate vision, strategy and outlook, along with the Company’s near-term priorities and 2022 financial guidance.

Time:	8:00 a.m. MT (10:00 a.m. ET or 15:00 GMT London)

Webcast Registration:	Link

Dial-in:	U.S. and Canada Toll Free: (844) 776-0516 International: (646) 632-1756

Passcode:	7197381

The webcast, presentations and other materials will be available shortly after the conclusion of the event on AltaGas’ website at https://www.altagas.ca/invest/events-and-presentations.

ABOUT ALTAGAS

AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

For more information visit www.altagas.ca or reach out to one of the following:

Investor Inquiries 1-877-691-7199 investor.relations@altagas.ca	Media Inquiries 1-403-206-2841 media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. When used in this news release, the word “will” and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, timing of Investor Day webcast, replay and archiving, members of management in attendance and the contents of the presentation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ presentation to vary from that described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.